Exhibit 107

Calculation of Filing Fee Table

Schedule TO-I

(Form Type)

ALTICE USA, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Table 1 – Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$22,512,813	0.0001102	$2,480.91
Fees Previously Paid	$0.00	—	$0.00
Total Transaction Valuation	$22,512,813	—	—
Total Fees Due for Filing	—	—	$2,480.91
Total Fees Previously Paid	—	—	$0.00
Total Fee Offsets	—	—	$0.00
Net Fees Due	—	—	$2,480.91

* Estimated solely for purposes of calculating the amount for the filing fee. The calculation of the Transaction Valuation assumes that all outstanding stock options to purchase shares of the issuer’s Class A common stock that may be eligible for exchange in the offer will be exchanged pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 28,943,193 shares of the issuer’s Class A common stock, having an aggregate value of $22,512,813 as of January 13, 2023, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.

** The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2023 beginning on October 1, 2022, issued August 26, 2022, by multiplying the transaction value by 0.0001102.